UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Results January-September 2013

BBVA earns €3.08 billion in the first nine months, 85.8% more than a year earlier

☐	Results: Earnings remain strong despite the complex environment, thanks to BBVA’s diversified model and the strength of emerging markets. Gross income for the first nine months comes to €16.30 billion. Net income reaches €3.08 billion, 85.8% more than the same period a year earlier

☐	Risks: As expected, BBVA has carried out this quarter an extraordinary and demanding exercise that has led to a reclassification to non performing of €3.86 billion of refinanced loans in Spain. Following the exercise, the Group’s NPA ratio, excluding real estate activity in Spain, stands at 4.6% and the NPA ratio of the Spanish banking activities stands 6.2%. 41% of NPLs are up to date with payments

☐	Capital adequacy: The core capital ratio for the Group increased to 11.4% at the end of September, based on current Basel regulation. The ratio does not include the impact from the sales of the pension business in Chile, the 5.1% stake in China CITIC Bank Corporation Limited and the franchise in Panama. Such effect under Basel III fully loaded would lead to an increase of about one percentage point

☐	Dividend: From 2014 onwards, BBVA intends to put in place a shareholder remuneration policy in accordance with the Group’s growth profile, with a cash dividend payout of 35% to 40% of profit. Taking into account the recommendation of the Bank of Spain, BBVA will not pay a dividend in January 2014, and intends to increase the shareholder remuneration payable in April 2014 to a total of 17 euro cents per share through the “dividend option” scheme

BBVA posted net profit of €3.08 billion in the first nine months of the year (up 85.8% year-over-year) thanks to the strength of earnings and the sale of non-strategic assets. Gross income remained steady at more than €5 billion per quarter despite the complex environment. The strength of the Group’s capital is also noteworthy in the current context.

BBVA president and COO Ángel Cano said, “Our cash dividend commitment going forward is a clear sign of our confidence in the growth of future earnings.”

Under current Basel rules the core capital ratio at the end of September stood at 11.4%, compared to 11.3% at the end of June. The ratio does not include the impact from the sales of the pension business in Chile, the 5.1% stake in China CITIC Bank Corporation Limited and the franchise in Panama. Such effect under Basel III fully loaded would lead to an increase of about one percentage point. Moreover BBVA’s leverage ratio under Directive CRD-IV (Basel III) was 4.8% compared to a future minimum regulatory requirement of 3%. The Group also improved its liquidity structure, reducing the liquidity gap by €22 billion through the end of September.

For yet another quarter BBVA’s earnings showed strength in a complex environment, despite negative variations in exchange rates and in a context of low-interest rates. In the period from January to September net interest income came to €10.85 billion. This was down 3.2% year-over-year, but up 1.4% at constant exchange rates.

This, together with good performances from the other sources of income, explained the solid gross income of €5.34 billion in the third quarter. The figure for the first nine months of the year was €16.30 billion, a decrease of 1.7% year-over-year but an increase of 1.9% excluding changes in exchange rates. BBVA’s diversified model and the strength of emerging markets (Mexico, South America and Turkey), which contributed 58% of the gross income generated by BBVA’s business areas, supported the resilience of the Group’s margins.

The Group also successfully adapted its cost management in each region. The policy is to restrain costs in developed economies and to invest in maximizing growth potential in emerging ones. Operating income in the first nine months came to €7.95 billion (down 8.1% year-over-year and down 4.3% at constant exchange rates). The cost-to-income ratio was similar to that of the previous quarter: 51.2%. This means that BBVA remained one of the top banks in terms of efficiency, compared to its competitors.

The Group is focusing its investments on creating the best digital experience for its customers. Its goals include doubling the online customer base and multiply mobile banking users by four, all through 2016.

As expected, BBVA has carried out this quarter an extraordinary and demanding exercise that has led to a reclassification to non performing of €3.86 billion of refinanced loans in Spain. The exercise has impacted NPA ratios. The Group’s NPA ratio, excluding real estate activity in Spain, stands at 4.6%, with a coverage of 58%. The reclassification has led to additional provisioning of €600 million in the third quarter. Under the new classification 41% of net non-performing loans in the Spanish banking business are customers whose loans are, in fact, up to date with payments.

Regarding shareholder remuneration against 2013 earnings, BBVA has decided not to pay a dividend in January 2014. At the same time, BBVA plans to increase the shareholder remuneration payable in April 2014 to a total of 17 euro cents per share through the “dividend option” scheme to partially offset the said impact. Both decisions fit within the general recommendations that the Bank of Spain and other supervisors have made to the industry.

Going forward, BBVA intends to replace the current shareholder remuneration policy with a full cash dividend policy linked to the performance of Group earnings, with the final aim of an annual payout of between 35% and 40% of the profits obtained in each financial year.

This policy would be applied progressively, such that in 2014 two cash payouts will be combined with two “dividend option” payments.

Given BBVA’s geographical diversification between emerging and developed markets, the new shareholder remuneration policy will allow shareholders to participate in the Group’s expected growth.

By business areas

Income from banking activity in Spain was affected by the elimination of floor clauses. In the period from January to September gross income came to €4.73 billion, down 7.5% year-over-year. According to the latest available figures business in BBVA Spain increased its market share in lending (up 70 basis points) and in deposits (up 105 basis points.) Regarding credit quality the NPA ratio stood at 6.2% and the coverage ratio was 41% following the reclassification of refinanced loans. It should be noted that repayments on 41% of NPLs are, in fact, current. Attributable profit on banking business in the year to September came to €477 million.

The real estate business in Spain continued to reduce its exposure amid signs of improvement in the sector. Sales of properties maintained the brisk pace recorded in previous quarters, reaching 9,747 units in the year to September despite the seasonal effect. The corresponding figure for the same period last year was 4,447 units. Net exposure to developers continued to decline in the first nine months. The exposure has dropped 17.9% versus December 2011. Spanish real estate business recorded a net loss of €845 million in the year to September.

Business in the United States increased despite spreads being affected by the low-interest environment. The area focused on managing risk appropriately and restraining costs. Net interest income in the first nine months fell 7.9% year-over-year at constant exchange rates to €1.06 billion. In the same period gross income came to €1.6 billion (down 3.1% at constant exchange rates). The NPA ratio remained at 1.5% and the coverage ratio improved to 120%. Lending at BBVA Compass was up 10% year-over-year and customer funds rose 6.4%. The United States earned €314 million, which was 1.8% higher than the same period last year, at constant exchange rates.

In Eurasia Turkey’s Garanti recorded very solid margins thanks to buoyant business. In the period from January to September net interest income came to €702 million (up 21.4% year-over-year at constant exchange rates). In the same period the area generated net attributable profit of €647 million (down 19.2% at constant exchange rates).

Mexico remained the top franchise in that market with solid earnings supported by an improvement in the distribution model. Lending increased 9.9% and customer funds rose 8%. The franchise’s efforts generated gross revenues of €4.6 billion (up 6.4% year-over-year at constant exchange rates). Risk indicators remained stable with the NPA ratio at 4.1% and the coverage ratio at 105%. The area posted net attributable profit of €1.29 billion (up 3.7% at constant exchange rates).

South America is one of BBVA’s biggest commitments and it continued to display strength in all margins thanks to the buoyant level of business in the region. Lending was up 16.7% and customer funds increased 26%. From January to September net interest income jumped sharply by 29.2% year-over-year at constant exchange rates to €3.35 billion and gross income was up 20.4% to €4.03 billion. The NPA ratio was unchanged from the previous two quarters at 2.2% and the coverage ratio was 137%. Net attributable profit for South America in the same period was up 12.8% at constant rate rates to €885 million.

Contact:

Corporate Communication

Tel. +34 91 374 56 12

comunicacion.corporativa@bbva.com

For more financial information about BBVA, please visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news, please visit: http://press.bbva.com/

BBVA Group Highlights

(Consolidated figures)

	30-09-13	Δ%	30-09-12	31-12-12
Balance sheet (million euros)
Total assets	607,177	(5.9)	645,447	637,785
Loans and advances to customers (gross)	356,986	(5.4)	377,383	367,415
Deposits from customers	303,656	5.2	288,709	292,716
Other customer funds (1)	95,109	5.3	90,287	91,774
Total customer funds (1)	398,765	5.2	378,997	384,491
Total equity	47,355	8.2	43,750	43,802
Income statement (million euros)
Net interest income	10,853	(3.2)	11,212	15,122
Gross income	16,303	(1.7)	16,583	22,441
Operating income	7,954	(8.1)	8,652	11,655
Income before tax	2,926	60.1	1,827	1,659
Net attributable profit	3,077	85.8	1,656	1,676
Data per share and share performance ratios
Share price (euros)	8.26	35.1	6.11	6.96
Market capitalization (million euros)	47,283	43.7	32,901	37,924
Net attributable profit per share (euros) (2)	0.54	79.0	0.30	0.31
Book value per share (euros)	8.27	1.8	8.13	8.04
P/BV (Price/book value, times)	1.0		0.8	0.9
Significant ratios (%)
ROE (Net attributable profit/average equity)	9.2		5.3	4.0
ROTE (Net attributable profit/average tangible equity)	11.4		6.7	5.0
ROA (Net income/average total assets)	0.79		0.46	0.37
RORWA (Net income/average-risk-weighted assets)	1.49		0.85	0.70
Efficiency ratio	51.2		47.8	48.1
Risk premium	1.67		1.92	2.15
NPA ratio	6.7		4.8	5.1
NPA coverage ratio	60		69	72
Capital adequacy ratios (%)
Gore capital	11.4		10.8	10.8
Tier I	11.5		10.8	10.8
BIS Ratio	13.6		13.3	13.0
Other information
Number of shares (millions)	5,724	6.4	5,382	5,449
Number of shareholders	980,481	(2.7)	1,007,410	1,012,864
Number of employees (3)	113,293	(3.6)	117,475	115,852
Number of branches (3)	7,688	(4.8)	8,072	7,978
Number of ATMs (3)	20,282	0.5	20,181	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes Introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.
(3)	Excluding Garanti.

Profit-adjusted information (1)	30-09-13	A%	30-09-12	31-12-12
Net attributable profit	2,638	01.5)	3.850	5,025
Net attributable profit per share adjusted (euros) (2)	0.47	(323)	0.69	0.90
ROE	7.9		12.3	119
ROTE	9.7		155	15.0
ROA	0.69		0.94	0.91
RORWA	1.31		1.73	1.70

(1)	Adjusted based on the result of real-estate activity in Spain the profit from the pension business in Latin America, the badwill from Unnim, the reinsurance operation on the individual the life-risk insurance portfolio in Spain and of the new classification of refinanced loans.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2013			2012
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,551	3,679	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,114	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	569	630	719	646	319	461	340
Dividend income	56	47	19	17	35	311	27
Income by the equity method	162	164	51	191	169	175	191
Other operating income and expenses	(113)	(153)	7	(32)	6	57	51
Gross income	5,339	5,493	5,471	5,858	5,512	5,806	5,265
Operating expenses	(2,777)	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,452)	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,042)	(1,080)	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(283)	(279)	(276)	(294)	(259)	(236)	(230)
Operating income	2,562	2,679	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,854)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(137)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(198)	(172)	343	(269)	(561)	(311)	(223)
Income before tax	373	1,040	1,513	(168)	(53)	582	1,299
Income tax	(13)	(261)	(395)	220	275	3	(223)
Net income from on-going operations	360	779	1,118	52	222	584	1,076
Net income from discontinued operations	7	570	823	138	83	75	96
Net income	368	1,349	1,941	190	305	659	1,173
Non-controlling interests	(172)	(202)	(206)	(170)	(159)	(154)	(168)
Net attributable profit	195	1,147	1,734	20	146	505	1,005
Adjusted (2)	(631)	200	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted) (2)	827	947	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.03	0.20	0.31	0.01	0.03	0.09	0.19
Basic earnings per snare diluted (euros) (3)	0.03	0.20	0.31	0.01	0.03	0.09	0.20
Adjusted earnings per share diluted (euros) (2-3)	0.14	0.16	0.15	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real estate activity in Spain the profit from the pension business in Latin America, the badwill from Unnim, the reinsurance operation on the individual life-risk Insurance portfolio in Spain and of the new classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	January-Sep. 13	Δ%	Δ% at constant exchange rates	January-Sep. 12
Net interest income	10,853	(3.2)	1.4	11,212
Net fees and commissions	3,292	2.0	5.4	3,228
Net trading income	1,918	71.2	78.9	1,121
Dividend income	122	(67.3)	(67.2)	373
Income by the equity method	376	(29.8)	(29.6)	536
Other operating income and expenses	(259)	n.m.	n.m.	113
Gross income	16,303	(1.7)	1.9	16,583
Operating expenses	(8,349)	5.3	8.7	(7,931)
Personnel expenses	(4,364)	4.2	7.4	(4,190)
General and administrative expenses	(3,147)	4.3	8.0	(3,016)
Depreciation and amortization	(838)	15.6	19.9	(725)
Operating income	7,954	(8.1)	(4.3)	8,652
Impairment on financial assets (net)	(4,566)	(13.9)	(13.2)	(5,305)
Provisions (net)	(434)	2.6	12.7	(423)
Other gains (losses)	(28)	(97.5)	(97.5)	(1,096)
Income before tax	2,926	60.1	85.8	1,827
Income tax	(669)	n.m.	n.m.	55
Net income from on-going operations	2,257	19.9	34.4	1,883
Net income from discontinued operations	1,400	n.m.	n.m.	254
Net income	3,657	71.1	89.6	2,137
Non-controlling interests	(581)	20.7	43.3	(481)
Net attributable profit	3,077	85.8	101.9	1,656
Adjusted(2)	438	n.m.	n.m.	(2,194)
Net attributable profit (adjusted) (2)	2,638	(31.5)	(29.0)	3,850
Basic earnings per share (euros)	0.55			0.30
Basic earnings per share diluted (euros) (3)	0.54			0.30
Adjusted earnings per share diluted (euros) (2-3)	0.47			0.69

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method without early application of the IFRS 10, 11, and 12.
(2)	Adjusted based on the result or real-estate activity in Spain, the profit from the pension business in Latin America, the reinsurance operation on the individual life-risk insurance portfolio in Spain and of the new classification of refinanced loans.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 25, 2013	By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department